SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Amendment No. 1)(Final Amendment)
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DISH NETWORK CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Stock Options to Purchase Class A Common Stock, $0.01 par value
(Title of Class of Securities)
25470M109
(CUSIP Number of Class of Securities)
Timothy A. Messner
Executive Vice President and General Counsel
DISH Network Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Scott D. Miller
Marc Treviño
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note
This amendment amends and supplements the Tender Offer Statement on Schedule TO filed by the DISH Network Corporation (the “Company”) on June 24, 2022 relating to an offer by the issuer to exchange eligible stock options to purchase shares of the Company’s Class A common stock, par value $0.01 per share (“Class A Shares”), for stock options to purchase an identical number of Class A Shares but having a new exercise price, term, and, in some cases, vesting schedule (the “Exchange Offer”) in each case upon the terms and subject to the conditions set forth in the Offer to Exchange, dated June 24, 2022 and the related Election Form for the Offer to Exchange. This is a final amendment reporting the results of the Exchange Offer.
Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Final Amendment amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.
Item 4.
Terms of the Transaction.

Item 4(a) of the Schedule TO is amended and supplemented as follows:
The Exchange Offer expired at 10:00 p.m., Mountain Daylight Time, Friday, July 22, 2022. The Company accepted for exchange 13,394,270 options out of 14,089,446 Eligible Options (95.1%). These options are being exchanged for 13,394,270 New Options. The New Option Grant Date is Friday, July 22, 2022. Pursuant to the terms of the Offer to Exchange, the New Options have an exercise price per share equal to the greater of $20.00 or the closing price per share of our Class A Shares on the Nasdaq Global Select Market on the New Option Grant Date. The closing price per share of our Class A Shares on July 22, 2022 was $18.70. Therefore, the exercise price per share for the New Options is $20.00.
Item 12.
Exhibits.

The Exhibit Index incorporated by reference into Item 12 of the Schedule TO is amended and supplemented as follows:
Exhibit No.	Description
(a)(1)(xiii)	Form of E-mail Confirming Closing of Exchange Offer and Acceptance of Eligible Options

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 25, 2022	By: /s/ Paul W. Orban Paul W. Orban Executive Vice President and Chief Financial Officer